EXHIBIT 2.1

ASSET SALES AGREEMENT

This Asset Sale Agreement is entered into this 13th day of March, 2003 by and among HYDRO SPRAY CAR WASH EQUIPMENT CO., LTD., a Delaware corporation (“Seller”), WE JAC CORPORATION, (“WE JAC”), PRECISION AUTO CARE, INC., a Virginia corporation (“PACI”), and HYDRO SPRAY ACQUISITION CO., LLC, an Ohio limited liability company (“Purchaser”).

WHEREAS, the Seller is engaged in the business of manufacturing and selling car wash equipment used in connection with car washes and is the owner of assets including, but not limited to equipment, inventories, intellectual property, contract rights, leasehold interests, and miscellaneous assets used in connection with the operation of its business;

WHEREAS, the Purchaser desires to purchase, and the Seller desires to sell, substantially all the assets used or useful, or intended to be used, in the operation of the Seller’s business;

WHEREAS, WE JAC is the sole shareholder of the Seller;

WHEREAS, PACI is the sole shareholder of WE JAC.

NOW THEREFORE, IT IS AGREED AS FOLLOWS:

Section 1.  Assets Purchased.  Seller agrees to sell to the Purchaser and the Purchaser agrees to purchase from the Seller, on the terms and conditions set forth in this Agreement, Seller’s assets (“Assets”) as are generally set forth on Schedule 1 hereto with the specific list of assets being identified on Schedule 1 to be agreed upon at closing.

Section 2.  Excluded Assets.  Excluded from this sale and purchase are the assets listed on Schedule 2, the Seller’s corporate seals, minute books, stock transfer books, general ledger and other accounting records (except as otherwise provided herein), other records related exclusively to the organization, existence or share capitalization of the Seller, its affiliates, subsidiaries, and any other assets of the business not specified in Schedule 1 hereto, together with the Seller’s rights under any contract between the Seller and any third party and to which consent to assignment to the Purchaser is required, but has not been obtained on the Closing Date (collectively referred to as the “Excluded Assets”).

Section 3.  Liabilities Assumed.

3.1           Purchaser agrees to assume only such liabilities as are specifically itemized on Schedule 3 to be agreed upon by the parties at closing and to include in general those items set forth on Schedule 3 attached hereto (“Assumed Liabilities”).

3.2           Notwithstanding Section 3.1, the Purchaser shall not assume, agree to pay, discharge or perform, or incur, as the case may be, liabilities of the Seller not arising in the ordinary course of its business incurred or accrued prior to the Closing, unless an Assumed Liability; any liability or obligation owing to current or former employees of the Seller and/or arising out of or in connection with any employee benefit plan; any liability arising out of any event that occurred, products sold or services performed by Seller on or prior to the Closing Date, or Seller’s ownership of its Assets or the operation of its business on or prior to the Closing Date; any liability resulting from, or arising out of, relating to in the nature of, or caused by any breach of an agreement or promise, breach of warranty, tort or infringement by Seller or any of its affiliates; any liability of the Seller or any of its affiliates for taxes; any liabilities resulting from worker’s compensation claims or audits arising out of events occurring on or prior to the  Closing Date; any liabilities of Seller or any of its affiliates relating to the occupancy or use of real estate; and any other liabilities whatsoever except those specified on Schedule 3 as Assumed Liabilities.

3.3           The obligations of the Purchaser under this Section are subject to whatever rights the Purchaser may have under this Agreement or otherwise for breach by the Seller of any representation, warranty, covenant or agreement contained in this Agreement, including but not limited to any right of indemnification provided by this Agreement.

Section 4.  Purchase Price.  The purchase price for the Assets (the “Purchase Price”) shall be Nine Hundred Thousand Dollars ($900,000.00).  The Purchase Price shall be allocated by and between Purchaser and Seller at closing with Purchaser and Seller to execute the appropriate Internal Revenue Service allocation forms at closing.

Section 5.  Payment of Purchase Price.  Purchaser shall pay the Purchase Price as follows:

5.1           The sum of Thirty Thousand Dollars ($30,000.0)  has been paid to Seller in conjunction with the execution and delivery of the Letter of Intent which sum Seller acknowledges receiving.  Such sum shall be held by Seller and applied to the Purchase Price at Closing or to be refunded if Purchaser elects to cancel this Agreement in accordance with its terms, and

5.2           Four Hundred Twenty Thousand Dollars ($420,000.00)  shall be paid to Seller at Closing by cashier’s check, wired funds or certified check

5.3           The balance of the Purchase Price of Four Hundred Fifty Thousand Dollars ($450,000.00) shall be payable to Seller over a term of seventy five (75) months payable in principal installments of $6,000.00 per month, each.  The first payment on the note shall be thirty (30) days after closing with payments on the same day of each month thereafter until the entire balance of principal is paid. The note will be repayable with no interest provided Purchaser is not in default under the terms and conditions of the note.  The note shall be guaranteed by Ernest S. Malas and any other owners of Purchaser.

Section 6.  Adjustments.  Deposits received by Seller prior to the date hereof for orders in process shall be retained by the Seller.  However, such deposits will be used for the purpose of paying Hydrospray obligations such as payroll and accounts payable.

Section 7.  Use of Names and Non-compete. The Seller and WE JAC agree that after the Closing they shall no longer utilize the names “Hydro Spray” in any manner whatsoever, and further agree to execute such assignments, instruments and documents, corporate dissolution or name change documents, as may be necessary or appropriate to effectuate the complete and permanent transfer of such names to Purchaser.  Seller, WE JAC and PACI shall enter into and deliver to Purchaser at Closing three year non-competition agreements in substantially the form annexed hereto as Schedule 7.

Section 8.  Closing.

8.1           Time and Place.  The closing (“Closing”) of the sale and purchase of the Assets shall take place at the offices of PACI located in Leesburg, Virginia, no later than April 30, 2003 (“Closing Date”), or at such other time as the parties may agree in writing.  If Closing has not occurred on or prior to April 30, 2003, then any party may elect to terminate this Agreement and, subject to section 13.5, Purchaser’s deposit shall be immediately returned to Purchasers. If, however, the Closing has not occurred because of a breach of contract by one or more parties, the breaching party or parties shall remain liable for breach of contract.

8.2           Obligations of Seller and WE JAC at the Closing.  At the Closing, the Seller and WE JAC shall do the following:

8.2.1  terminate the employment of all employees and, subject to Schedule 3, pay such employees all amounts due them;

8.2.2  deliver to Purchaser one or more bills of sale including Assignment and Assumption Agreement (with respect to assumed contracts) from the Seller conveying all of the Assets (except Excluded Assets) to the Purchaser;

8.2.3  deliver to Purchaser a Secretary’s Certificate of Incumbency, a certified copy of the resolutions of the Seller’s board of directors and shareholder, authorizing the execution, delivery and performance of this Agreement and any other agreement to be entered into by the Seller in connection herewith, and the transactions contemplated hereby;

8.2.4  deliver to Purchaser a duly executed assignment of the application to register the trademark “Hydro Spray”, Serial Number 760567742; the common law rights to such trademark; and the good will appertaining thereto, all in such form as shall be reasonably acceptable to Purchaser’s attorney;

8.2.5  deliver to Purchaser a duly executed assignment of the patents included in Schedule 1, in such form as shall be reasonably acceptable to Purchaser;

8.2.5  deliver to Purchaser the non-competition agreement contemplated by Section 7 above;

8.2.6  assign to Purchaser the toll free telephone number included among the Assets;

8.2.7  deliver to Purchaser such other assignments, bills of sale, or instruments of conveyance, certificates of officers, closing certificates and other documents as reasonably may be requested by the Purchaser prior to the Closing to consummate this Agreement and the transactions contemplated hereby; and

8.2.8  deliver an opinion of Seller’s counsel covering the items referenced in Schedule 8.

8.3           Obligations of Purchaser at the Closing.  At the Closing, the Purchaser shall do the following:

8.3.1  deliver to the Seller the balance of the Purchase Price in accordance with Section 5.2;

8.3.2  deliver to Seller either an assumption of the leases included on Schedule 3, or a release duly signed by the respective lessors, all in form reasonably acceptable to Seller; and

8.3.3  execute, or cause to be executed, and shall deliver to the Seller such certificates of officers and other documents as reasonably may be requested by the Seller prior to the Closing to consummate this Agreement and the transactions contemplated hereby.

8.3.4  deliver to Seller Purchaser’s note in the amount of $450,000.00 as previously provided herein.

deliver, in accordance with the Letter of Intent between Seller and Ernest S. Malas (“Malas”) dated March 6, 2003, to Seller a waiver of claims duly signed by Malas and any other beneficial owners of Purchaser.  Notwithstanding the foregoing, claims between Seller and Paul Dixon (if an owner of Purchaser) relating to claims for indemnification with respect to a  lawsuit brought by Redstone Development Group v. Paul Dixon et al. shall be excluded from such waiver but limited to one-half of the amounts paid on an adverse judgment (not including attorney’s fees) against Paul Dixon, but not to exceed $20,000.

8.3.5  deliver to Seller an agreement, in form reasonably acceptable to Seller, to discontinue any and all use of the mark “Precision Auto Wash” on the Hydrospray web site, within 15 days after the Closing.

Section 9.  Seller and WE JAC’s Obligations Prior to Closing.

9.1           Seller’s Operation of Business Prior to Closing.  The Seller and WE JAC agree that, between the date of this Agreement and the Closing Date, the Seller will:

9.1.1  Continue to operate the business that is the subject of this Agreement in the usual and ordinary course and in substantial conformity with all applicable laws, ordinances, regulations, rules, or orders, and will use its best efforts to preserve its business organization and preserve the continued operation of its business with its customers, suppliers, and others having business relations with the Seller.

9.1.2  Not assign, sell, lease, or otherwise transfer or dispose of any of the assets used in the performance of its business, whether now owned or hereafter acquired, except in the normal and ordinary course of business and in connection with its normal operation.

9.1.3  Maintain all of its assets other than inventories in their present condition, reasonable wear and tear and ordinary usage excepted, and maintain the inventories at levels normally maintained.

9.1.4  Not incur any liabilities other than those necessary for the continued short-term operation of the business without prior written notice to Purchaser.

9.2           Access to Premises and Information.  At reasonable times prior to the Closing Date, the Seller will provide the Purchaser and its representatives with reasonable access during business hours to the assets, titles, contracts, and records of the Seller and furnish such additional information concerning the Seller’s business as the Purchaser from time to time may reasonably request.

9.3           Conditions and Best Efforts.  The Seller and WE JAC will use their best efforts to effectuate the transactions contemplated by this Agreement and to fulfill all the conditions of the obligations of the Seller and WE JAC under this Agreement, and will do all acts and things as may be required to carry out their respective obligations under this Agreement and to consummate and complete this Agreement.

Section 10.  Covenants of Purchaser Prior to Closing.

10.1         Conditions and Best Efforts.  The Purchaser will use its reasonable efforts to effectuate the transactions contemplated by this Agreement and to fulfill all the conditions of the Purchaser’s obligations under this Agreement, and shall do all acts and things as may be required to carry out the Purchaser’s obligations and to consummate this Agreement.

10.2         Confidential Information.  If for any reason the sale of Assets is not closed, the Purchaser will not disclose to third parties any confidential information received from the Seller or WE JAC in the course of investigating, negotiating, and performing the transactions contemplated by this Agreement.

Section 11.  Seller’s and WE JAC Representations and Warranties.  The Seller and WE JAC each represent and warrant to the Purchaser as follows:

11.1         Corporate Existence.  The Seller is now, and on the Closing Date will be, a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware,  with all requisite corporate power and authority to carry on its business.

11.2         Corporation Power and Authorization.  The Seller has full corporate authority to execute and deliver this Agreement and any other agreement to be executed and delivered by the Seller in connection herewith, and to carry out the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and shareholder action.  No other corporate proceedings by the Seller will be necessary to authorize this Agreement or the carrying out of the transactions contemplated hereby.  This Agreement constitutes a valid and binding Agreement of the Seller in accordance with its terms.

11.3         Conflict with Other Agreements, Consents and Approvals.  With respect to (i) the articles of incorporation or bylaws of the Seller, (ii) any applicable law, statute, rule or regulation, (iii) any contract to which the Seller is a party or may be bound, or (iv) any judgment, order, injunction, decree or ruling of any court or governmental authority to which the Seller is a party or subject, the execution and delivery by the Seller of this Agreement and any other agreement to be executed and delivered by the Seller in connection herewith and the consummation of the transactions contemplated hereby will not (a) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration, or (b) require any authorization, consent, approval, exemption or other action by any court or administrative or governmental body which has not been obtained, or any notice to or filing with any court or administrative or governmental body which has not been given or done.

11.4         Compliance with Law.  The Seller’s use and occupancy of the Assets, wherever located, has been in compliance with all applicable federal, state, local or other governmental laws or ordinances, the non-compliance with which, or the violation of which, might have a material adverse affect on the Assets or the Assumed Liabilities.

11.5         Title to Assets.  Except as described in Schedule 3 of this Agreement, the Seller holds good and marketable title to the Assets, free and clear of restrictions on or conditions to transfer or assignment, and free and clear of liens, pledges, charges, or encumbrances including but not limited to any of the foregoing arising out of or in connection with any tax authority.

11.8         Intellectual Property Rights.  Except, in each case, as set forth in Schedule 11.8:

11.8.1  The Seller owns, possesses, or has the right to use all intellectual property rights necessary or required to conduct its business as presently conducted, or otherwise used by the Seller and such usage is not covered by or restricted under any license agreement or otherwise;

11.8.2  no royalties or other amounts are payable by the Seller or will be payable by Purchaser to anyone by reason of the ownership or the use of the any intellectual property owned or used by the Seller;

11.8.3  (i)  to the actual knowledge of the Seller and WE JACs, no product or service related to the Seller’s business and marketed and sold by the Seller violates any license or infringes upon any intellectual property rights of others, (ii)  the Seller has not received any notice that any such product or service conflicts with any intellectual property rights of others, and (iii)  to the actual knowledge of the Seller and WE JACs, there is no reasonable basis to believe that any such violation, infringement or conflict may exist; and

11.8.4  The Seller is not a party to, or subject to, any contract which currently requires, or upon the passage of time or occurrence of an event or contingency (whether of default or otherwise) will require any payment or the conveyance or disclosure of secret processes or formulae related to, any intellectual property of the Seller.

11.9         Labor Agreements and Disputes.  The Seller is neither a party to, nor otherwise subject to any collective bargaining or other agreement governing the wages, hours, and terms of employment of the Seller’s employees.  Neither the Seller nor WE JAC is aware of any labor dispute or labor trouble involving employees of the Seller.

11.10       Litigation.  The Seller and WE JAC have no knowledge of any claim, litigation, proceeding, or investigation pending or threatened against the Seller that might result in any material adverse change in the business or condition of Assets being conveyed under this Agreement, except for Super Wash, Inc v. Mike Judge, et al.  Seller will retain all liability in connection with such lawsuit, but Purchaser will cooperate in the defense thereof.

11.11       Brokerage.  Neither the Seller nor WE JAC has employed any broker, finder or similar agent in connection with the transactions contemplated by this Agreement, or taken action that would give rise to a valid claim against any party for a brokerage commission, finder’s fee, or similar compensation.

11.12       Compliance with Laws.  To the actual knowledge of the Seller and WE JAC, Seller is in compliance in all material respects with all laws affecting its business.  Neither Seller nor WE JAC is aware of any pending or threatened investigation or proceeding concerning compliance with any federal, state or local laws applicable to the business.

11.13       Environmental Laws.  To the actual knowledge of the Seller and WE JAC, Seller is in compliance in all material respects with all applicable federal, state and local laws with respect to the environment and hazardous substances.  Neither

Seller nor WE JAC is aware of any pending or threatened environmental investigation or proceedings with respect to the operation of Seller’s business.

11.14       Prospective Changes.  To the actual knowledge of the Seller and WE JAC, there are no impending changes in Seller’s business or in the relationships of Seller with its customers or suppliers or in any governmental actions or relations effecting the business which if one or more should occur could have a material adverse effect on the prospects, financial condition or results of operations of the business.

11.15       Warranty and Other Claims.  To the actual knowledge of the Seller and WE JAC, all products sold and all services provided by Seller have in all material respects been in conformity with all applicable laws and contractual commitments.  There are no existing claims against the Seller for goods or services which are defective or fail to meet any express or implied product warranties, contract or industry standards or applicable laws.  To the actual knowledge of the Seller and WE JAC, there are no threatened claims or any facts upon which a claim could be based against Seller for goods or services which are defective or fail to meet any product warranties or contract or industry standards.

11.16       Accuracy of Representations and Warranties.  None of the financial statements, due diligence review materials or representations or warranties provided by the Seller or WE JAC contain or will contain any untrue statement of a material fact or omit or will omit or misstate a material fact necessary in order to make statements therein and in this Agreement not misleading.  The Seller and WE JAC know of no fact that has resulted, or that in the reasonable judgment of WE JAC will result in a material change in the business, operations, or assets of the Seller that has not been set forth in this Agreement or otherwise disclosed to the Purchaser.

Section 12.  Purchaser’s Representations.  The Purchaser represents and warrants as follows:

12.1         Corporate Existence.  The Purchaser is now, and on the Closing Date will be, a limited liability company duly organized, validly existing and in good standing under the laws of the State of Ohio, has all requisite corporate power and authority to enter into this Agreement and perform its obligations hereunder.

12.2         Authorization.  The Purchaser has full corporate authority to execute and deliver this Agreement and any other agreement to be executed and delivered by the Purchaser in connection herewith, and to carry out the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate and shareholder action.  No other corporate proceedings by the Purchaser will be necessary to authorize this Agreement or the carrying out of the transactions contemplated hereby.  This Agreement constitutes a valid and binding Agreement.

12.3         Conflict with Other Agreements, Consents and Approvals.  With respect to (i) the articles of incorporation or bylaws of the Purchaser, (ii) any applicable law,

statute, rule or regulation, (iii) any contract to which the Purchaser is a party or may be bound, or (iv) any judgment, order, injunction, decree or ruling of any court or governmental authority to which the Purchaser is a party or subject, the execution and delivery by the Purchaser of this Agreement and any other agreement to be executed and delivered by the Purchaser in connection herewith and the consummation of the transactions contemplated hereby will not (a) result in any violation, conflict or default, or give to others any interest or rights, including rights of termination, cancellation or acceleration, or (b) require any authorization, consent, approval, exemption or other action by any court or administrative or governmental body which has not been obtained, or any notice to or filing with any court or administrative or governmental body which has not been given or done.

12.4         Employees.  The Seller shall be responsible for payment of all compensation payable to all of the Seller’s employees who become employees of the Purchaser for the period preceding the Closing Date. The Purchaser shall be responsible for payment of all compensation payable and accruing to such employees on or after the Closing Date.

12.5         Brokerage.  The Purchaser has not employed any broker, finder or similar agent in connection with the transactions contemplated by this Agreement, or taken action that would give rise to a valid claim against any party for a brokerage commission, finder’s fee, or similar compensation.

12.6         Accuracy of Representations and Warranties.  None of the representations or warranties of the Purchaser contain or will contain any untrue statement of a material fact or omit or will omit or misstate a material fact necessary in order to make the statements contained herein not misleading.

Section 13.  Conditions Precedent to Purchaser’s Obligations.  The obligation of the Purchaser to purchase the Assets is subject to the fulfillment, prior to or at the Closing Date, of each of the following conditions, any one or portion of which may be waived in writing by the Purchaser:

13.1         Representations, Warranties and Covenants of Seller.  The representations and warranties of the Seller and WE JAC contained herein and the information contained in the Schedules and any other documents delivered by the Seller and WE JAC in connection with this Agreement shall be true and correct in all material respects at the Closing as evidenced by Seller’s closing certificate; and the Seller shall have performed all obligations and complied with all agreements, undertakings, covenants and conditions required by this Agreement to be performed or complied with by it or prior to the Closing.

13.2         Due Diligence.  Purchaser’s obligation to close hereunder is contingent upon Purchaser completion and satisfaction with, within 30 days after the date hereof, its due diligence investigation with respect to the Assets and the transaction completed by this Agreement.

13.3         No Material Change.  Purchaser’s obligation to close hereunder is contingent upon Seller having operated the business in conformance with the terms of this Agreement including but not limited to Section 9.  Purchaser’s obligation to close hereunder is also contingent upon there having been no material adverse change in the business operations, financial condition or prospects of the Seller or the business.

13.4         Cancellation and Refund.  If Purchaser shall elect to cancel this Agreement due to a failure of condition under this Section 13, it shall notify Seller within 5 days after the accrual of such right and Seller shall thereupon refund the deposit paid pursuant to Section 5.1.  If this Agreement is terminated prior to closing by Purchaser for any reason other than Purchaser’s notice pursuant to Section 13 or 16, and Seller is entitled to keep the deposit, Seller’s sole and exclusive remedy shall be to retain the deposit as liquidated damages. Seller’s right to retain Purchaser’s deposit shall be the sole and exclusive remedy available to Seller upon Purchaser’s default.

Section 14.  Conditions Precedent to Obligations of the Seller, WE JAC and PACI.  The obligations of the Seller, WE JAC and PACI to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or at the Closing Date, of each of the following conditions, any one or a portion of which may be waived in writing by such party:

14.1         Representations, Warranties, and Covenants of Purchaser.  All representations and warranties made in this Agreement by the Purchaser shall be true as of the Closing Date as fully as though such representations and warranties had been made on and as of the Closing Date, and the Purchaser shall not have violated or shall not have failed to perform in accordance with any covenant contained in this Agreement.

Section 15.  Purchaser’s Acceptance.  The Purchaser represents and acknowledges that it has entered into this Agreement on the basis of its own examination, personal knowledge, and opinion of the value of the business.  The Purchaser has not relied on any representations made by the Seller other than those referenced in this Agreement.  The Purchaser further acknowledges that neither the Seller nor WE JAC has made any agreement or promise to repair or improve any of the leasehold improvements, equipment, or other personal property being sold to the Purchaser under this Agreement, and that the Purchaser takes all such property in the condition existing on the date of this Agreement, except as otherwise provided in this Agreement.

Section 16.  Risk of Loss.  The risk of loss, damage, or destruction to any of the equipment, inventory, or other personal property to be conveyed to the Purchaser under this Agreement shall be borne by the Seller to the time of Closing.  In the event of such loss, damage, or destruction, the Seller shall, at Purchaser’s request, replace the lost property or repair or cause to repair the damaged property to its condition prior to the damage.  If replacement, repairs, or restorations are not completed prior to Closing, then the purchase price shall be adjusted by an amount agreed upon by the Purchaser and the Seller that will be required to complete the replacement, repair, or restoration following Closing.  If the Purchaser and the

Seller are unable to agree, then the Purchaser, at its sole option and notwithstanding any other provision of this Agreement, upon notice to the Seller, may rescind this Agreement and declare it to be of no further force and effect, in which event there shall be no Closing of this Agreement, Seller shall return the deposit to Purchaser and all the terms and provisions of this Agreement shall thereupon be deemed null and void. Provided, however, that in the event of damage or destruction of the assets described in Schedule 1, Purchaser shall have the option to declare this Contract null and void and receive the return of Purchaser’s deposit.

Section 17.  Indemnification and Survival.

17.1         Survival of Representations and Warranties.  All representations and warranties made in this Agreement shall survive the Closing of this Agreement, except that any party to whom a representation or warranty has been made in this Agreement shall be deemed to have waived any misrepresentation or breach of representation or warranty of which such party had written notice prior to Closing.  Except with respect to Seller’s tax liabilities and employee-related liabilities, the representations and warranties in this Agreement shall terminate three years from the Closing Date, and such representations or warranties shall thereafter be without force or effect, except any claim with respect to which notice has been given to the party to be charged prior to such expiration date.

17.2         Seller’s and WE JAC’s Indemnification.

17.2.1  The Seller, WE JAC and PACI (collectively referred to hereinafter as “Seller Group”) each hereby agree to indemnify and hold the Purchaser, its successors, and assigns harmless from and against:

17.2.2  (i) Any and all damages, losses, claims, liabilities, deficiencies and obligations of every kind and description, contingent or otherwise, arising out of or related to the operation of the Seller’s business prior to the close of business on the day of the Closing, except for damages, losses, claims, liabilities, deficiencies and obligations of the Seller expressly assumed by the Purchaser under this Agreement or paid by insurance maintained by the Seller, WE JAC or PACI, (ii) any liability or obligation of the Seller which is not an Assumed Liability, (iii) any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or nonfulfillment of any agreement on the part of the Seller Group under this Agreement, and (iv) any and all actions, suits, claims, proceedings, investigation, audits, demands, assessments, fines, judgments, costs and other expenses (including, without limitation, reasonable audit and attorneys fees) incident to any of the foregoing.

17.2.3  The indemnity obligations of the Seller Group under this Agreement shall be subject to the following:

(i)  If any claim is asserted against the Purchaser that would give rise to a claim by the Purchaser against the Seller Group for indemnification under the provisions of this Section, then the Purchaser shall promptly give written notice to the Seller Group concerning such claim and the Seller Group shall, at no expense to the Purchaser, defend the claim.

(ii)  Except with respect to Seller’s tax liabilities and employee-related liabilities, the Seller and WE JAC shall not be required to indemnify the Purchaser for an amount that exceeds the total purchase price paid by the Purchaser under this Agreement.  Notwithstanding the foregoing, Seller and WE JAC shall indemnify the Purchaser for up to the total purchase price if an indemnification event described in Section 17.2.2 occurs.

17.3         Purchaser’s Indemnification.  The Purchaser agrees to defend, indemnify, and hold harmless the Seller Group from and against (i)  any and all claims, liabilities, and obligations of every kind and description arising, after the Closing, out of or related to the operation of the business after the Closing;  (ii) after the Closing, any liability or obligation of the Seller which is an Assumed Liability, (iii)  any and all damage or deficiency resulting from any material misrepresentation, breach of warranty or covenant, or nonfulfillment of any agreement on the part of the Purchaser under this Agreement, and (iv) any and all actions, suits, claims, proceedings, investigation, audits, demands, assessments, fines, judgments, costs and other expenses (including, without limitation, reasonable audit and attorneys fees) incident to any of the foregoing.

Section 18.  Bulk Transfers.  The Purchaser waives compliance by the Seller with the Ohio Bulk Transfers Article of the Uniform Commercial Code, and any other similar laws in any applicable jurisdiction (collectively “Bulk Transfers Law”) in respect to the transactions contemplated by this Agreement.  The Seller Group shall indemnify the Purchaser from, and hold it harmless against, any liabilities, damages, costs and expenses resulting from or arising out of (i) the parties’ failure to comply with any Bulk Transfers Law with respect to the transactions contemplated by this Agreement, or (ii) any action brought or levy made as a result thereof, except for the Assumed Liabilities.  Notwithstanding anything herein to the contrary, this provision shall survive closing.

Section 19.  Miscellaneous Provisions.

19.1         Amendment and Modification.  Subject to applicable law, this Agreement may be amended, modified, or supplemented only by a written agreement signed by the Purchaser and the Seller.

19.2         Waiver of Compliance; Consents

19.2.1  Any failure of any party to comply with any obligation, covenant, agreement, or condition herein may be waived by the party entitled to the performance of such obligation, covenant, or agreement or who has the benefit of such condition, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

19.2.2  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent will be given in a manner consistent with the requirements for a waiver of compliance as set forth above.

19.3         Payment of Fees and Expenses. Each party to this Agreement will be responsible for, and will pay, all of its own fees and expenses, including those for its own counsel and accountants, incurred in the negotiation, preparation, and consumption of this Agreement and this purchase and sale.

19.4         Warranty Work.  Purchaser agrees to perform any and all warranty work necessary for any product, repair, or replacement to comply with Seller’s standard warranty for products sold by Seller prior to the closing date.

Section 20.  Notices.  Any notices permitted or required under this Agreement shall be deemed given upon the date of personal delivery or 48 hours after deposit in the United States mail, postage fully prepaid, return receipt requested, provided a complete copy thereof has been faxed or emailed, with confirmation, at the time of mailing, addressed as follows:

If addressed to Seller at:

Hydro Spray Car Wash Equipment Co., Ltd.

c/o Rick Simmons, General Counsel

748 Miller Drive, SE

Leesburg, VA 20175

Fax:   (703) 771-7108

E-mail: Rick.simmons@precisionac.com

If addressed to WE JAC at:

WE JAC Corporation

c/o Rick Simmons, General Counsel

748 Miller Drive, SE

Leesburg, VA 20175

Fax:   (703) 771-7108

E-mail: Rick.simmons@precisionac.com

If addressed to PACI at:

Precision Auto Care, Inc.

c/o Rick Simmons, General Counsel

748 Miller Drive, SE

Leesburg, VA 20175

Fax:   (703) 771-7108

E-mail: rick.simmons@precisionac.com

If addressed to the Purchaser at:

Ernie Malas

P.O. Box 20265

Columbus, OH 43220

Fax:  (614) 442-5956

E-mail: Ernie@hydrospray.com

With a copy to:

Michael N. Schaeffer, Esq.

88 West Mound Street

Columbus, OH 43215

Fax:  (614) 469-7170

Email: Michael@ksrllaw.com

or at any other address as any party may, from time to time, designate by notice given in compliance with this section.

Section 21.  Time.  Time is of the essence of this Agreement.

Section 22.  Survival.  Any of the terms and covenants contained in this Agreement which require the performance of either party after the Closing shall survive the Closing and delivery of the deed.

Section 23.  Waiver.  Failure of either party at any time to require performance of any provision of this Agreement shall not limit the party’s right to enforce the provision, nor shall any waiver of any breach of any provision be a waiver of any succeeding breach of any provision or a waiver of the provision itself for any other provision.

Section 24.  Assignment.  Except as otherwise provided within this Agreement, neither party hereto may transfer or assign this Agreement without prior written consent of the other party.

Section 25.  Law Governing.  This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.

Section 26.  Attorney’s Fees.  In the event a suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal therefrom, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the trial court, and/or appellate court.

Section 27.  Presumption.  This Agreement or any section thereof shall not be construed against any party due to the fact that said Agreement or any section thereof was drafted by said party.

Section 28.  Computation of Time.  In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday or a legal holiday, in which event the period shall begin to run on the next day which is not a Saturday, Sunday or a legal holiday, in which event the period shall run until the end of the next day thereafter which is not a Saturday, Sunday or legal holiday.

Section 29.  Titles and Captions.  All article, section and paragraph titles or captions contained in this Agreement are for convenience only and shall not be deemed part of the context nor affect the interpretation of this Agreement.

Section 30.  Pronouns and Plurals.  All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the Person or Persons may require.

Section 31.  Entire Agreement.  This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

Section 32.  Agreement Binding.  This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

Section 33.  Good Faith, Cooperation and Due Diligence.  The parties hereto covenant, warrant and represent to each other good faith, complete cooperation, due diligence and honesty in fact in the performance of all obligations of the parties pursuant to this Agreement.  All promises and covenants are mutual and dependent.

Section 34.  Counterparts.  This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart.  Facsimiles of signatures shall be regarded as originals.

Section 35.  Parties in Interest.  Nothing herein shall be construed to be to the benefit of any third party, nor is it intended that any provision shall be for the benefit of any third party.

Section 36.  Savings Clause.  If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

Section 37.  Further Assurances.  At the Closing and from time to time after the Closing, at the request of the Purchaser and without further consideration (except for any reasonable out-of-pocket expenses necessarily incurred by the Seller), the Seller shall properly execute and deliver to the Purchaser such certificates and other instruments of sale, conveyance, assignment and transfer and take such other action as may be reasonably be requested by the Purchaser.

Section 38.  Joint Liability.  All the obligations of the Seller and/or WE JAC are hereby deemed to be the joint obligations of, the Seller and WE JAC and PACI, jointly and severally.

Section 39.  Transferability.  Purchaser shall have the right to transfer and assign this Agreement to any affiliated entity of its choice regardless of whether such affiliated entity is currently formed or is formed at a future date.

IN WITNESS WHEREOF, the parties hereto have set their hands this           day of February 2003.

HYDRO SPRAY CAR WASH EQUIPMENT CO., LTD.

By:	/s/ Robert R. Falconi
Robert R. Falconi, Executive Vice President

WE JAC CORPORATION

By:	/s/ Robert R. Falconi
Robert R. Falconi, Executive Vice President

PRECISION AUTO CARE, INC.

By:	/s/ Robert R. Falconi
Robert R. Falconi, Executive Vice President

HYDRO SPRAY ACQUISITION, LLC

By:	/s/ Ernie Malas
Name: Ernie Malas
Title: Managing Member

Schedule 1

Assets

All assets of Hydro Spray located at 1237 West Fourth Street, Mansfielkd, Ohio as well as any and all other assets of the business, all of which shall be identified on a Schedule A to be utilized at closing.

Schedule 2

Excluded from this sale and purchase are the Seller’s cash, notes receivable, prepaid accounts, the corporate seals, minute books, stock transfer books, general ledger and other accounting records (except as otherwise provided herein), other records related exclusively to the organization, existence or share capitalization of the Seller, its affiliates, subsidiaries,  together with the Seller’s rights under any contract between the Seller and any third party and to which consent to assignment to the Purchaser is required, but has not been obtained on the Closing Date.  The Seller shall make its general ledger and other accounting records available for inspection by the Purchaser from time to time upon reasonable request.

Schedule 3

Purchaser agrees to assume and pay, discharge or perform, as appropriate, (i) all unfilled orders listed below or entered into prior to the Closing Date in the ordinary course of Seller’s business from customers of the Seller assigned to the Purchaser, (ii) all purchase orders listed below for inventory items ordered by the Seller prior to the Closing Date, but that will not be delivered until after the Closing Date, (iii) lease for Cedar Falls office, (iv) lease dated January 14, 2002 between Seller, as lessee, and Rolling Rock Investment Co., Ltd., as lessor, (v) all trade payables incurred by Seller on or after March 10, 2003 unless approved in writing by Robert R. Falconi, and (vi) pay one-half of the value of all accrued but unused vacation leave of Seller’s employees (with Seller paying the other one-half) outstanding at the Closing.

SCHEDULE 7

AGREEMENT NOT TO COMPETE

THIS AGREEMENT NOT TO COMPETE (this “Agreement”) is made and entered into as of the           day of              , 2003 by and between HYDRO SPRAY CAR WASH EQUIPMENT CO., LTD., a Delaware corporation (the “Seller”), and WE JAC CORPORATION, a Delaware corporation (“Seller’s Parent”), PRECISION AUTO CARE, INC., a Virginia corporation (“PACI”), and                                          (“Buyer”).

WITNESSETH:

WHEREAS, pursuant to the terms of a Sale of Assets Agreement dated as of                        , 2003 by and among Buyer, the Seller and Seller’s Parent, Buyer has acquired certain assets of seller (the “Business”); and

WHEREAS, Seller has developed specialized knowledge and information concerning the Business which, if disclosed or used in competition with the Buyer could cause irreparable harm and substantial damage to the Buyer.

NOW, THEREFORE, in consideration of the foregoing premises, as a material inducement to Buyer to enter into the Sale of Assets Agreement and for other good and valuable consideration, the receipt and sufficiency of which consideration are hereby acknowledged, Seller hereby covenants and agrees in favor of the Company and Buyer as follows:

1.      Competition.   For a period of three (3) years commencing on the date of this Agreement (the “Restricted Period”), neither Seller, Seller’s Parent nor PACI or their respective affiliates (collectively, the “Covenantors”) shall, directly or indirectly, own, manage, operate, join, control, lend to or invest in, or participate in the ownership, management, operation or control of, or be a proprietor, director, officer, stockholder, member, partner or an employee or agent of, or a consultant to, any business, firm corporation, partnership or other entity for the purpose of designing, manufacturing, or selling car wash equipment (herein referred to as “Products”).

2.      Solicitations of Customers.   During the Restricted Period, the Covenantors shall not, directly or indirectly, for their own account or as proprietor, stockholder, member, partner, director, officer, employee, agent or otherwise for or on behalf of any person, business, firm, corporation, partnership or other entity other than the Buyer, sell or broker, offer to sell or broker or solicit any orders for the purchase or manufacture of any Products to or from any person, corporation or other entity which is a customer of the Seller as of the date of the Agreement nor which was a customer of the Company at any time during the two (2) years immediately preceding the date of this Agreement.  For purposes of this Agreement “customer of the seller” means and includes (i) any and all persons, businesses, corporations, partnerships or other entities which (A) have done business with the seller or any affiliate of the seller (“Affiliate”) as a customer during the relevant time period,  (B) have been contacted by the Seller for the purpose of purchasing the Seller’s Products or services, or (C) have preexisting business relations and/or dealings with the Seller as of the date of this Agreement and (ii) all persons, businesses, corporations, partnerships or other entities which control, or are controlled by, the same person, business, corporation, partnership or other entity which controls, any such customer of the seller.  For purpose of this Agreement, “customers” includes brokers, prospective customers and referral sources of customers; provided, however, nothing herein shall prevent the Seller or its affiliates from selling car wash equipment to any person or entity whatsoever.

3.      Solicitations of Employees.   During the Restricted Period, the Covenantors shall not, directly or indirectly, for their own account or as proprietor, stockholder, member, partner, director, officer, employee, agent or otherwise for or on behalf of any person, business, firm, corporation, partnership or other entity other than the Buyer, solicit any employee of Buyer who, during the two (2) years immediately preceding the date of this Agreement had been employed by Seller, for employment with any person, business, firm, corporation, partnership or other entity or hire any such employee of Buyer, directly or for or on behalf of any person, business, firm, corporation, partnership or other entity.

4.      Payments.   Buyer agrees to pay to Seller                        Dollars ($                     ) as a payment for the Covenantors’ agreement not to compete, which payment shall be paid at the time of the signing of this Agreement.

5.      Cumulative Provisions.   The covenants and agreements contained in this Agreement are independent of each other and cumulative.

6.      Recitals.   The recitals set for the above constitute and are an integral part of this Agreement and are incorporated herein by this reference.

7.      Binding Effect: Third Party Beneficiaries.   The provisions of this Agreement shall inure to the benefit of Buyer, and its successors and assigns.  The provisions of this Agreement shall inure to the benefit of and be binding upon the Covenantors and their respective successors and assigns.

8.      Remedies for Breach.   The Covenantors further acknowledge and agree that their obligations under this Agreement are unique and that any breach or threatened breach of such obligations may result in irreparable harm and substantial damages to the Buyer.  Accordingly, in the event of a breach or threatened breach by Seller, Seller’s Parent or PACI of any of the provisions of this Agreement, Buyer shall have ether right, in addition to exercising any other remedies at law or equity which may be available to them under the Sale of Assets Agreement or otherwise, to obtain preliminary, interlocutory, temporary or permanent injunctive relief, specific performance and other equitable remedies in any court of competent jurisdiction to prevent Seller from violating such provision or provisions or to prevent the continuance of any violation thereof, together with an award or judgment for any and all damages, losses, liabilities, expense and cost incurred by the Buyer as a result of such breach or threatened breach including, but not limited to, attorneys’ fees incurred by the Buyer in connection, with or as a result of, the enforcement of this Agreement.

9.      Divisibility.   Seller agrees that the provisions of this Agreement are divisible and separable so that if a prevision or provisions hereof shall be held to be unreasonable, unlawful or unenforceable, such holding shall not impair the remaining provision hereof.  If any provision hereof is held to be unreasonable, unlawful or unenforceable in duration, geographical scope or character of restriction by any court of competent jurisdiction such provision shall be modified to the extent necessary in order that any such provision or portion thereof shall be legally enforceable to the fullest extent permitted by law, and the parties hereto do hereby expressly authorize any court of competent jurisdiction to enforce any such provision or portion thereof or to modify any such provision or portion thereof in order that any such provision or provisions thereof shall be enforced by such court to the fullest extent permitted by applicable law.

10.    Entire Agreement.   This Agreement, together with the Sale of Assets Agreement, constitute the entire agreement and understanding of the parties hereto with respect to the matters set forth herein, and all prior negotiations, writings and understandings relating to the subject matter of the Agreement are merged herein and are superseded and canceled by all agreements listed in this Section 10.

11.    Waiver.   This Agreement and the provisions hereof may be amended, modified or supplemented in whole or in part only by a written instrument making specific reference to this Agreement and executed by the parties hereto.  No waiver of any provision of this Agreement shall be valid unless in writing, making express reference to this Agreement, and signed by the person against whom enforcement of such waiver is sought.  The failure of the Buyer at any time to insist upon strict performance of any provision hereof shall not be construed as a waiver ore relinquishment of the right to insist upon strict performance of the same provision at any future time.

12.    Law and Interpretation.   This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Ohio.  With respect to each and every term and condition in the is Agreement, the parties understand and agree that the same have or has been mutually negotiated, prepared and drafted, and that if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party hereto actually prepare, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.  It is the intention of the parties that if any term or condition in this Agreement is determined by a court of competent jurisdiction to be overly broad, then the court should enforce such term or condition to the maximum extent permitted under the law as to area, breadth and duration.

13.    Headings.   The headings of this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning or interpretation of any of the previsions of this Agreement.

14.    Counterparts.   This Agreement may be executed in multiple counterparts and originals, all of which shall be deemed to be originals hereof for all purposes, but all of which taken together shall be one and the same instrument.

IN WITNESS WHEREOF, Seller and Buyer have executed this Agreement, intending it to constitute and instrument under seal, on the day and year first above written.

WITNESS:	BUYER:

By:	(SEAL)

SELLER:
HYDRO SPRAY CAR WASH EQUIPMENT CO., LTD.,

a Delaware corporation

	By:	(SEAL)
Name:
Title:

WE JAC CORPORATION
a Delaware corporation

	By:	(SEAL)
Name:
Title:

PACI:
PRECISION AUTO CARE, INC.

	By:	(SEAL)
Name:
Title:

SCHEDULE 8

OPINION OF LEGAL COUNSEL TO SELLER

AND WE JAC

1.      Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

2.      Seller, WE JAC and PACI have all necessary power and are duly authorized to execute, deliver and perform the Agreement and the other documents and agreements contemplated in the Agreement.  Seller has taken all action required by law, its Articles of Incorporation, its Bylaws or otherwise to authorize and approve the execution and delivery of the Agreement and the ancillary agreements and the consummation by Seller of the transactions contemplated thereby.  The Agreement and the ancillary agreements have been duly executed and delivered by Seller or WE JAC, as the case may be, and constitute the valid and binding obligations of Seller and WE JAC, as the case may be, enforceable in accordance with their respective terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or similar laws affecting the enforceability of creditors’ remedies, general principles of equity and applicable limitations on enforceability deriving from matters of public policy.

3.      Neither the execution and delivery of the Agreement or any of the ancillary agreements by Seller or WE JAC, as the case may be, nor consummation of the transactions contemplated thereby, will conflict with or result in any violation of, or default or loss of a benefit under, or permit the acceleration of any obligation under, any provision of the Articles of Incorporation or Bylaws of Seller, or any judgment, order, decree, mortgage, contract, agreement, deed of trust, indenture, lease or other instrument, or any federal, state or local statute, law, ordinance, rule, or regulation applicable to Seller or WE JAC or any of their respective assets, property, or business.

4.      No consent, approval, order or authorization of, or registration, declaration, or filing of any governmental authority is required in connection with the execution and delivery of the Agreement or the ancillary agreements or the consummation of the transactions contemplated thereby by Seller.

5.      To the best of our knowledge, there are no actions, suits, notices, proceedings, orders or investigations pending or threatened against or affecting Seller or WE JAC at law or in equity, or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, except for the lawsuit pending in the US District Court for the Central District of Illinois, Super Wash, Inc., v. Mike Judge et al., including Hydro Spray.  To the best of our knowledge, neither the Seller nor WE JAC is presently a party to or subject to or bound by any agreement or any judgment, order, writ, injunction or decree of any court or any governmental body which contains any provision which would or could operate to prevent the carrying out of the Agreement or the ancillary agreements or the transactions contemplated thereby.